Cohen & Czarnik LLP
17 State Street
39th Floor
New York, New York 10004

Stephen J. Czarnik, Esq.
Direct Dial: (212) 232-8323
Fax:              (212) 937-3870

June 12, 2009

Via EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549
Attention: Russell Mancuso, Branch Chief

RE:	REMARK ENTERPRISES, INC.
Registration Statement on Form 10-SB, Amendment No. 3, Filed February 3, 2009
File No. 000-53514

Ladies and Gentlemen:

On behalf of REMARK ENTERPRISES, INC. (“REMARK”), I am submitting this letter in response to the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated February 19, 2009, regarding REMARK’s registration statement on Form 10-SB, Amendment No. 3, dated February 3, 2009.  Amendment No. 4 to the registration statement (Form 10) was transmitted via EDGAR today, June 12, 2009, which includes changes made to the registration statement in response to the staff’s comments.

This letter recites below each comment of the Commission numbered in accordance with the comment letter and, following each comment, sets forth our response.

Item I. Business, page 3

1.           Please clarify the basis for your belief disclosed in response to prior comment 3 that "private companies seeking to access the public equity markets are increasingly resisting non-reporting shell entities in favor of reporting shell entities." From your revised disclosure, it should be clear:

• why you believe there is such "increase."  Why did private companies previously not ''resist'' non-reporting shells?; and
• why you believe that private companies require a shell entity to access public equity. Given regulations like Rule 144(i), Form 8·K Item 5.06, and Instruction VII.D.1 to Form S-1, it is unclear why you believe that non-reporting companies would not increasingly prefer to access the public equity markets directly rather than through a shell.

The registration statement has been revised to include the following language:

Each of our sole officer and director, Lawrence Rothberg, and Curt Kramer, sole owner of Hope Capital, Inc., our majority shareholder, believe that there may be many opportunities for business combinations with blank check shells as a result of what they believe, without independent verification or data, that some private companies seeking to access the public equity markets are resisting non-reporting shell entities in favor or reporting shell entities which may be a result of certain factors (however, such factors are merely presumed): (i) the 2008 revisions to Rule 144 of the Securities Act of 1933 as amended, which limited the application of Rule 144 for security holders of a former “shell” company and thus prohibited security holders of a former “shell” company from utilizing Rule 144 to remove restrictions on transferability of such securities; and (ii) the risks of utilizing non-reporting shells as highlighted by recent enforcement actions by the Securities and Exchange Commission (“SEC”) with respect to ‘highjacked” shell companies. Thus the opportunity for “blank-check” companies and reasons for creating multiple “blank-check” entities.  Management understands that private companies do not require a “blank-check” company for accessing the public equity markets.  Private companies may do so directly by filing a registration statement with the SEC and responding to any comments of the SEC until same is declared effective.

2.	Regarding your response numbered 4:

• your disclosure added on page 3 indicates that, rather than actively seeking target companies, you will wait for such companies to contact you.  If true, please state so directly. Also reconcile that disclosure with the disclosure throughout your filing that suggests you will seek and attempt to locate target companies.  For example, we note the third and fifth full risk factors on page 5;

The registration statement has been revised in several places to include the following language:

Our sole officer and director, Lawrence Rothberg, together with Curt Kramer, sole owner of our majority shareholder, Hope Capital, Inc., will not actively seek acquisition targets. They each believe that as registration statement filings with the Securities and Exchange Commission are available on line at www.sec.gov and several services (i.e., Edgar-Online.com and freeedgar.com; the Company, Mr. Rothberg and Mr. Kramer have no relationship with any of the services that disseminate such filing information.) further disseminate such filing information directly to their subscribers, potential business opportunities will contact the Company.

• please tell us, with a view toward disclosure, the identities of the "several services" mentioned in your response and any relationships those services have with you and your related companies, your management and majority shareholder; and

Please see response above.

• please expand to clarify whether the "potential business opportunity" mentioned in your response includes business combination opportunities and whether you will market the company to your management's or majority shareholder's investments or clients. Also expand to clarify whether you are prohibited from entering into a business combination with entities in which your management and principal shareholder have invested or are affiliated.

The registration statement has been revised to include the following language:

However, Mr. Rothberg and Mr. Kramer have invested in various public and private ventures and during the course of such business transactions made contacts with persons that may or may not be affiliated with potential business opportunities, however, it is not anticipated nor expected that an entity that either Mr. Rothberg or Mr. Kramer has invested in will be a potential business opportunity for the Company, although such a potential business opportunity is not prohibited. Neither Mr. Rothberg nor Mr. Kramer has invested in OneUP.  It is not anticipated nor expected that either Mr. Rothberg or Mr. Kramer will market the company to any of their investments or to Mr. Rothberg’s clients.

3.           Comment 5 in our January 28, 2009 comment letter was not limited to "blank check" companies as suggested by your response.  Therefore, we reissue the comment.

Prior comment 5 is as follows:

“5. With a view toward disclosure, please tell us about your affiliates' history with acquiring and selling companies. The following should be made clear in your response:
• the names of the companies involved;
• Whether the transaction involved the use of a blank-check company;
• the length of time it took your affiliate to identify the target company;
• how your affiliate was introduced to the target;
• the type of analysis of the target undertaken before completing the acquisition or investment, including whether the affiliate engaged a financial advisor and obtained a fairness opinion;
• the structure ofthe acquisition or investment;
• the length of time your affiliate held its investment after a target was acquired; and
• the current status of the target, including the amount that it increased in value after the acquisition.”

The registration statement has been revised to include the following language:

It is not anticipated nor expected that either Mr. Rothberg or Mr. Kramer will market the company to any of their investments or to Mr. Rothberg’s clients.  Neither Mr. Rothberg nor Mr. Kramer has any experience with acquiring or selling companies, combinations or recapitalizations with “blank-check” companies or non-shell companies. However, Mr. Rothberg, as an attorney, has been retained by clients of his to represent them in the purchase, sale and combination of companies.  Mr. Rothberg and Mr. Kramer have invested in various public and private companies in a minority shareholder or partner capacity and in any case “non-affiliate” capacity.

4.           Please clearly explain the nature of the "discussions regarding" and ''possible relationships with registered broker-dealers" added on page 2 as mentioned in your response numbered 6.

The registration statement has been revised to include the following language:

Except with respect to discussions with New Castle Financial Services LLC, a registered broker-dealer, with respect to their engagement in connection with the offering, neither Management nor our controlling shareholder, Hope Capital, Inc. intends to undertake any efforts to cause a market to develop in our securities, either debt or equity, until we have successfully concluded a business combination. In the event of a successful conclusion to a business combination, except with respect to introduction to the then current management of the Company to New Castle Financial Services LLC, a registered broker dealer, that may assist the Company in connection with the Offering, neither current management nor our controlling shareholder, Hope Capital, Inc., intends to undertake any efforts to cause a market to develop in our securities, either debt or equity.

5.           Regarding your response numbered 9 and your response to prior comment 2:

• Please provide us a copy of the "non-binding letter of intent," and file the engagement letter with New Castle Financial Services as an exhibit;

The letter of intent has been filed as an exhibit.

• Tell us about all relationships between you, your affiliates and the target company and New Castle Financial; and

The registration statement has been revised to include the following language:

The Company has engaged New Castle Financial Services LLC as placement agent for the Offering pursuant to an engagement letter.  The engagement letter with New Castle Financial provides that New Castle Financial will act as an investment banker and financial advisor to the Company in connection with the Offering. As consideration for New Castle’s services, the Company shall pay New Castle: (i) a cash fee in the amount of ten percent (10%) of the gross proceeds of the Offering; (ii) a non-accountable expense allowance of $50,000.00; (iii) shares of common stock of the Company that equals five percent (5%) of the total issued and outstanding common stock of the Company immediately following the consummation of the Offering; (iv) a warrant to purchase shares of Company’s common stock equal to three percent (3%) of the total number of issued and outstanding common stock of the Company existing immediately following the consummation of the Offering, with twenty percent (20%) of such warrants exercisable at $0.50 per share; twenty percent (20%) of such warrants exercisable at $0.75 per share; and the remaining sixty percent (60%) of such warrants exercisable at $1.00 per share. Prior to the engagement of New Castle Financial Services LLC, neither the Company nor any of its affiliates, namely Messrs. Rothberg and Kramer, has had any relationship with them.

• Expand your response numbered 9 to provide an analysis of the relevant legal authority on which you rely for your conclusion that you need not file the letter of intent nor reflect its existence and terms in your document, particularly given your current disclosure about the nature of your business and the status of your target search; see Rule 12b-20.

The letter of intent with respect to New Castle has been filed and an exhibit.

Item l.A. Risk Factors, page 4

6.           It is unclear how your response to comment 8 in our letter dated January 28, 2009 addresses how you will determine which company will absorb the expenses of the target search before an opportunity is identified. Therefore, we reissue the comment.

Prior comment 5 is as follows:

“5. We note your disclosure regarding arbitrary determinations. With a view toward disclosure in appropriate sections of your document, please tell us how you will determine which company will pay the expenses of your target search.”

The registration statement has been revised to include the following language:

If we and the other blank check companies that our management is affiliated with desire to take advantage of the same opportunity, as each of the Remark entities, the Company, Remark Acquisition I, Inc. and Remark Acquisitions, II Inc. have identical capitalization, Hope Capital, Inc. as the majority shareholder and Mr. Rothberg as their sole officer and director, Mr. Kramer and Mr. Rothberg have determined that Mr. Rothberg will arbitrarily determine the company (as in the case of the proposed OneUp acquisition) that will be entitled to proceed with the proposed transaction; provided, however, in the event that a company has incurred expenses with respect to a potential business opportunity, then that company will proceed with the proposed acquisition. We do not anticipate any expenses of a target search prior to the identification of an opportunity as we are not actively seeking potential acquisition targets.

7.           Please disclose how it was determined to allocate to you the business combination opportunity that is mentioned in your response numbered 9 and in your response to prior comment 2.

Please see response to comment number 6.

Item 2. Financial Information, page 8
Management's Discussion and Analysis .... page 8

8.           Please tell us why you do not include in this section a discussion of the terms of the New Castle Financial agreement. It is unclear why those terms would not represent a material change from your currently disclosed results.

Please see response to comment number 5.

9.           Regarding your disclosure in response to comment 11 of our January 28, 2009 letter, please tell us why you believe that it is appropriate to state that your affiliates ''will'' advance you required funds if you do not have any binding agreements requiring the affiliates.

The registration statement has been revised to include the following language:

 In the event that the proposed acquisition of OneUP no close, it is anticipated and expected that the costs of analyzing business combinations for the next 12 months and beyond such time will be paid with money advanced to the Company by either our sole officer and director, Lawrence Rothberg, or our majority shareholder, Hope Capital, Inc.  We have no agreement with either Mr. Rothberg or Hope Capital, Inc with respect to such advances and have not as of yet negotiated the terms of such advances.

10.           Your disclosure added here and on page 2 in your response numbered 12 states that your fiscal ends on December 31. Please reconcile that disclosure with the disclosure in your financial statements that your fiscal year ends on October 31.

The registration statement has been revised accordingly.

Security Ownership, page 9

11.           Please ask your affiliates to tell us when they will comply with their filing obligations under Section 16 of the Exchange Act.

The Company expects the obligations pursuant to Section 16 of the Exchange Act to be fulfilled within ten days of the date hereof.

Item 5. Directors and Executive Officers, page 9

12.           We note your response numbered 13. Please reconcile your disclosures in the first paragraph on page 10 and in the last column of the table on page 10 regarding the date on which Mr. Rothberg began service to the company.

The registration statement has been revised accordingly.

13.           We note your response numbered 14. Please expand to clarify the nature of the private investing in which Mr. Rothberg has been engaged. For example, does he invest his own funds or does he invest for the accounts of others? Also clarify the nature of the real estate investments mentioned in your disclosure. For example, does Mr. Rothberg purchase real estate and then resell that property? Does he invest in securities related to real estate?

The registration statement has been revised to include the following language:

Lawrence Rothberg, President and Director

Mr. Rothberg has served as President and Director of the Company since December 15, 2007.  Since 1998, Mr. Rothberg, an attorney, has been engaged in private investment specializing in commercial and residential real estate investments as well as equity and debt investments in private and public companies for his own account. For each of the last five years, Mr. Rothberg has been self employed.  For the period beginning on October 2005 through the present, Mr. Rothberg has served as sole owner, officer and director of Jabro Funding Corp., a firm that invests in primarily in commercial and residential real estate for its own behalf as owner and landlord.  Mr. Rothberg received his Bachelors of Legal Letters from Brooklyn Law School in 1959.

14.           We note your response numbered 15; however, given the role of Mr. Kramer, it remains unclear why you should not provide disclosure required by Regulation SK Item 401 as if he were a significant employee. See Regulation S-K Item 401 (c) and Rule 12b-20.

The registration statement has been revised to include the following language:

Curt Kramer, President, Director and Sole Owner of Hope Capital, Inc. (our majority shareholder).

Mr. Kramer serves as President, Director and Sole Owner of Hope Capital, Inc. and has done so since its inception in August 2003.  Hope Capital is engaged in equity and debt investments in private and public companies as well as real estate investments for its own account.  Hope Capital is the majority shareholder of each of the Company, Remark Acquisitions 1, Inc. and Remark Acquisitions II Inc.  Mr. Kramer is President, Director and Sole Owner of Mazuma Holding Inc. and has served in such capacity since its inception in June 2007.  Mazuma Holding Inc. is engaged in equity and debt investments in private and public companies as well as real estate investments for its own account. Mr. Kramer is President, Director and Sole Owner of Mazuma Corp. and has served in such capacity since its inception in January 2006.   Mazuma Corp. is engaged in equity and debt investments in private and public companies as well as real estate investments for its own account. Mr. Kramer also owns several other companies that are engaged in the same types of operations for each of their own account. Hope Capital is the majority shareholder of each of the Company, Remark Acquisitions 1, Inc. and Remark Acquisitions II Inc.  Mr. Kramer received his Bachelors of Arts and Sciences from New York University in 1996.

Item 6. Executive Compensation. page 10

15.           It appears from your responses numbered 13 and 16 that Mr. Kramer served as your sole officer and director during your last completed fiscal year, which, according to your financial statements, appears to have ended on October 31, 2008. Therefore, please tell us, with a view toward disclosure, why your current disclosure appears to be limited solely to compensation received by Mr. Rothberg. Refer to Regulation S-K Item 402(m)(2)(i).

The registration statement has been revised to include the following language:

The Company’s (current: Mr. Rothberg and former: Mr. Kramer) officer or director has not received any remuneration (cash or otherwise) since inception.

Item 7. Certain Relationships and Related Transactions .... page 11

16.           We note your response numbered 17. Please expand to disclose separately the amount of consideration paid by each of Hope Capital and Mr. Rothberg for the shares they acquired on November 10, 2008. In addition, please provide the information required by Item 404 of Regulation S-K with respect to the "contribution" from your main shareholder mentioned on page F-8.

The registration statement has been revised to include the following language:

The Company utilizes office space provided free of charge by Hope Capital Inc., our majority shareholder. The Company will continue to maintain its offices at this address until the consummation of a Business Combination, if ever.  The Company received a capital contribution of $3,325 from Hope Capital Inc., our majority shareholder, for professional fees and incorporation related expenses.

The Company issued 5,000,000 shares of Common Stock on November 10, 2008, to Hope Capital Inc. (4,750,000 shares) and Lawrence Rothberg (250,000 shares), for an aggregate purchase price of $3,000.00 (Hope Capital $2,850.00 for 4,750,000 shares; Lawrence Rothberg $150.00 for 250,000 shares). The Company issued 1 share to Hope Capital Inc. on October 31, 2007 for a purchase price of $175.00.  The Company sold these shares of Common Stock under the exemption from registration provided by Section 4(2) of the Securities Act.

Signatures. page 15

17.           We note your response numbered 21.  However, the text on this page continues to be inconsistent with the signatures requirements of Form 10. Please revise.

The registration statement has been revised accordingly.

We would very much appreciate your prompt review of Amendment No. 4 and our responses to your comment letter.  If you have any comment or questions about the foregoing, please contact me at (212) 232-8323.  I thank you for your attention to this matter.

With kind regards,

/s/

cc:	Mr. Lawrence Rothberg
President and Director
REMARK ENTERPRISES, INC.
1 Linden Place, Suite 207
Great Neck, New York 11021